Mail Stop 3-9

							March 17, 2005


David R. Frick, Esq.
Executive Vice President and Chief Legal and Administrative
Officer
WellPoint, Inc.
120 Monument Circle
Indianapolis, Indiana 46204

Re:	WellPoint, Inc.
	Registration Statement on Form S-4
	File Number 333-123217

Dear Mr. Frick:

	This is to advise you that we have performed a limited review of the above registration statement. We have the following comment:

1. We note that you are registering the exchange notes in reliance on the staff`s position set forth in Exxon Capital Holdings Corporation
(May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991), and
Shearman & Sterling (July 2, 1993). Accordingly, with your next filing, please provide us with a supplemental letter stating you are registering the exchange offer in reliance on the staff`s position contained in these no-action letters. Also include in the supplemental letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

*	*	*

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Greg Belliston at (202) 824-5219 or me at
(202)
942-1840 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director

cc: 	Daniel G. Dufner, Jr., Esq.
	Kevin Keogh, Esq.
	White & Case LLP
	1155 Avenue of the Americas
	New York, New York 10036
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David R. Frick, Esq.
WellPoint, Inc.
March 17, 2005
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